EnLink Midstream Partners, LP

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

EnLink Midstream Partners, LP (Commission File No. 001-36340)

EnLink Midstream Partners, LP and EnLink Midstream, LLC conducted an earnings call on November 7, 2018 and posted the following presentation on their respective websites:

THIRD Quarter 2018 November 6, 2018 Operations report

forward-looking statements This presentation contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially from those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this presentation constitute forward-looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about guidance, projected or forecasted financial and operating results, timing for completion of construction or expansion projects, expected financial and operational results associated with certain projects, future operational results of our customers, results in certain basins, future rig count information, the proposed simplification transaction between EnLink Midstream Partners, LP and EnLink Midstream, LLC, the expected consideration to be received in connection with the closing of the proposed simplification transaction, the timing of the consummation of the proposed simplification transaction, if it will be consummated at all, that the proposed simplification transaction will be accretive, whether the elimination of EnLink Midstream Partners, LP’s incentive distribution rights will reduce cost of capital or enhance accretion from growth projects and M&A transactions, the pro forma description of EnLink Midstream, LLC and its operations following the proposed simplification transaction, objectives, expectations, intentions, and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect our financial condition, results of operations, or cash flows include, without limitation, (a) the dependence on Devon for a substantial portion of the natural gas and crude that we gather, process, and transport, (b) developments that materially and adversely affect Devon or other customers, (c) Devon’s ability to compete with us, (d) adverse developments in the midstream business may reduce our ability to make distributions, (e) our vulnerability to having a significant portion of our operations concentrated in the Barnett Shale, (f) potential conflicts of interest of Global Infrastructure Partners (“GIP”) with us and the potential for GIP to favor GIP’s own interests to the detriment of our unitholders, (g) GIP’s ability to compete with us and the fact that it is not required to offer us the opportunity to acquire additional assets or businesses, (h) a default under GIP’s credit facility could result in a change in control of us, could adversely affect the price of our common units, and could result in a default under our credit facility, (i) continually competing for crude oil, condensate, natural gas, and NGL supplies and any decrease in the availability of such commodities, (j) decreases in the volumes that we gather, process, fractionate, or transport, (k) construction risks in our major development projects, (l) our ability to receive or renew required permits and other approvals, (m) changes in the availability and cost of capital, including as a result of a change in our credit rating, (n) operating hazards, natural disasters, weather-related issues or delays, casualty losses, and other matters beyond our control, (o) impairments to goodwill, long-lived assets and equity method investments, and (p) the effects of existing and future laws and governmental regulations, including environmental and climate change requirements and other uncertainties. These and other applicable uncertainties, factors, and risks are described more fully in EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s filings (collectively, “EnLink Midstream”) with the Securities and Exchange Commission, including EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither EnLink Midstream Partners, LP nor EnLink Midstream, LLC assumes any obligation to update any forward-looking statements. The assumptions and estimates underlying the forecasted financial information included in the guidance information in this presentation are inherently uncertain and, though considered reasonable by the EnLink Midstream management team as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of EnLink Midstream’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this presentation should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved. EnLink Midstream 3Q 2018 Operations Report 2

Important Information for Investors and Unitholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, EnLink Midstream, LLC (“ENLC”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint information statement and proxy statement of ENLC and EnLink Midstream Partners, LP (“ENLK”) that also constitutes a preliminary prospectus of ENLC. After the registration statement is declared effective, ENLK will mail a definitive proxy statement/prospectus to unitholders of ENLK, and ENLC will mail a definitive information statement to unitholders of ENLC. This material is not a substitute for the joint information statement/proxy statement/prospectus or registration statement or for any other document that ENLC or ENLK may file with the SEC and send to ENLC’s and/or ENLK’s unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF ENLC AND ENLK ARE URGED TO READ THE JOINT INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/information statement (when available) and other documents filed with the SEC by ENLC or ENLK through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ENLC and ENLK will be available free of charge on ENLC’s and ENLK’s website at www.enlink.com, in the “Investors” tab, or by contacting ENLC’s and ENLK’s Investor Relations Department at 214-721-9696. ENLC and the directors and executive officers of the managing member of ENLC and the directors and executive officers of the general partner of ENLK may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of ENLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of ENLK may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. EnLink Midstream 3Q 2018 Operations Report 3

Non-gaap financial information & other definitions This presentation contains non-generally accepted accounting principles (GAAP) financial measures that we refer to as gross operating margin, adjusted EBITDA, distributable cash flow available to common unitholders (“distributable cash flow”), and EnLink Midstream, LLC (ENLC) cash available for distribution. Each of the foregoing measures is defined below. EnLink Midstream believes these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of EnLink Midstream's cash flow after satisfaction of the capital and related requirements of their respective operations. Adjusted EBITDA achievement is a primary metric used in the EnLink Midstream Partners, LP (“ENLK” or “the Partnership”) credit facility and short-term incentive program for compensating its employees. Adjusted EBITDA, gross operating margin, distributable cash flow, and ENLC cash available for distribution, as defined below, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of EnLink Midstream’s performance. Furthermore, they should not be seen as a substitute for metrics prepared in accordance with GAAP. Reconciliations of these measures to their most directly comparable GAAP measures for the periods that are presented in this presentation are included in the Appendix to this presentation. See ENLK’s and ENLC’s filings with the Securities and Exchange Commission for more information. Definitions of non-GAAP measures used in this presentation: 1) Gross operating margin - revenue less cost of sales 2) Adjusted EBITDA - net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization expense, impairments, unit-based compensation, (gain) loss on non-cash derivatives, (gain) loss on disposition of assets, (gain) loss on extinguishment of debt, successful transaction costs, accretion expense associated with asset retirement obligations, non-cash rent and distributions from unconsolidated affiliate investments, less payments under onerous performance obligations, non-controlling interest, (income) loss from unconsolidated affiliate investments, and non-cash revenue from contract restructuring 3) Distributable cash flow (DCF) - adjusted EBITDA (as defined above), net to ENLK, less interest expense (excluding amortization of the EnLink Oklahoma Gas Processing, LP (together with its subsidiaries, “EOGP”) acquisition installment payable discount), litigation settlement adjustment, interest rate swaps, current income taxes and other non-distributable cash flows, accrued cash distributions on Series B Preferred Units and Series C Preferred Units paid or expected to be paid, and maintenance capital expenditures, excluding maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities 4) ENLC’s cash available for distribution - net income (loss) of ENLC less the net income (loss) attributable to ENLK, which is consolidated into ENLC’s net income (loss), plus ENLC’s (i) share of distributions from ENLK, (ii) share of EOGP’s non-cash expenses, (iii) deferred income tax (benefit) expense, (iv) corporate goodwill impairment, if any (v) successful transaction costs, if any, less ENLC’s interest in maintenance capital expenditures of EOGP and less third-party non-controlling interest share of net income (loss) from consolidated affiliates EnLink Midstream 3Q 2018 Operations Report 4

NON-GAAP FINANCIAL INFORMATION & OTHER DEFINITIONS CONTINUED

ENLINK MIDSTREAM

Other definitions and explanations of terms used in this presentation:

1) ENLK's Adjusted EBITDA is net to ENLK after non-controlling interest
2) ENLK's Distribution Coverage is defined as ENLK's Distributable Cash Flow divided by ENLK's total distributions declared
3) Pro forma ENLC Distribution Coverage is defined as pro forma ENLC's expected Distributable Cash Flow divided by pro forma ENLC's total distributions expected to be declared.
4) Retained cash flow is calculated as (i) expected pro forma distributable cash flow minus (ii) total cash distributions declared in any given year.
5) Series B Preferred Units means Series B Cumulative Convertible Preferred Units of ENLK.
6) Series C Preferred Units means Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of ENLK.
7) DCF per unit is calculated as (i) Distributable Cash Flow minus incentive distributions paid and GP interest, if any, divided by (ii) common units issued and outstanding at the end of the period.
8) DCF per unit compound annual growth rate (CAGR) is defined as (i) the quotient of DCF per unit at the end of 2021 and the DCF per unit at the beginning of 2019, raised to the power of 1/2, (ii) minus 1. Segment profit compound annual growth rate (CAGR) is defined as (i) the quotient of segment profit for the year ended December 31, 2021 and the segment profit for the year ended December 31, 2018, raised to the power of 1/3, (ii) minus 1.
9) Incentive distribution rights (IDRs) provide ENLC with performance-based pay for successfully managing the MLP, which is measured by cash distributions to the ownership of the units of the Partnership.
10) Leverage means ENLK's Debt to Adjusted EBITDA leverage ratio, as defined by the ENLK credit facility.
11) Pro forma ENLC leverage ratio is assumed to be consistent with the calculation for the ENLK leverage ratio, which is defined by the ENLK credit facility.
12) ENLC's Growth Capital Expenditures reflect ENLC's share of EOGP growth capital expenditures
13) ENLC's Distribution Coverage is defined as ENLC's Cash Available for Distribution divided by ENLC's total distributions declared
14) Growth capital expenditures (GCE) generally include capital expenditures made for acquisitions or capital improvements that we expect will increase our asset base, operating income or operating capacity over the long-term
15) Maintenance capital expenditures (MCX) include capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives
16) Segment profit (loss) is defined as operating income (loss) plus general and administrative expenses, depreciation and amortization, (gain) loss on disposition of assets, impairments and gain on litigation settlement. Segment profit (loss) includes non-cash compensation expenses reflected in operating expenses. See "Item 8. Financial Statements and Supplementary Data – Note 15—Segment Information" in ENLK's Annual Report on Form 10-K for the year ended December 31, 2017, and when available, "Item 1. Financial Statements and Supplementary Data – Note 11 – Segment Information" in ENLK's Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, for further information about segment profit (loss)
17) Minimum volume commitments (MVC) are contractual obligations for customers to ship and/or process a minimum volume of production on our systems over an agreed time period, and if the customer fails to meet the minimum volume, the customer is obligated to pay a contractually-determined fee. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" in ENLK's Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, for further information about MVC's
18) Gathering is defined as a pipeline that transports hydrocarbons from a production facility to a transmission line or processing facility. Transportation is defined to include pipelines connected to gathering lines or a facility. Gathering and transportation are referred to as "G&T." Gathering and processing are referred to as "G&P"
19) Bcf/d is defined as billion cubic feet per day; MMcf/d is defined as million cubic feet per day; BBL/d is defined as barrels per day; NGL is defined as natural gas liquids.
20) GIP is defined as Global Infrastructure Partners.
21) Pro Forma ENLC refers to EnLink Midstream, LLC, following the previously announced "simplification" transaction.

EnLink Midstream 3Q 2018 Operations Report 5

RIGHT PLAN EXECUTION EXCELLENCE RIGHT PARTNERS RIGHT PLACES EXECUTION EXCELLENCE STRONG BUSINESS PERFORMANCE DRIVES RESULTS IN 2018, POSITIONED FOR CONTINUED SUCCESS IN 2019 AND BEYOND

TRACK RECORD OF SUCCESS IN 2018

ENLINK MIDSTREAM

3rd CONSECUTIVE QUARTER OF STRONG BUSINESS PERFORMANCE

Right Places

- ***~25% segment profit growth*** 3Q18 over 3Q17 across our asset segments
- ***~20% processing volume growth*** 3Q18 over 3Q17 across our asset operations
- ***Expanding*** our comprehensive Gulf Coast ***NGL fractionation and distribution platform***

Right Partners

- ***42 producer customers*** connected wells to our assets year-to-date October 2018
- ***520 well connects*** on our asset platforms thru October 2018, with ***~80 more*** expected by YE18
- Initiated construction of ***3 new crude gathering pipeline systems*** in 2018 (Black Coyote, Redbud & Avenger)

Right Plan

- ***~20% DCF per unit growth*** at ENLK 3Q18 over 3Q17
- ***5th consecutive quarter*** of increased ENLK distribution coverage, to ***1.21x*** in 3Q18
- Announced comprehensive simplification transaction – ***Right Transaction. Right Time. One EnLink.***

EnLink Midstream 3Q 2018 Operations Report 7

3Q18 OUTPERFORMS

ENLINK MIDSTREAM

3Q18 HIGHLIGHTS: GREATER THAN 20% GROWTH IN SEVERAL KEY METRICS

✓ Strong base business outperforms year-over-year:

1. ENLK generated adjusted EBITDA growth of ~23% and DCF growth of ~24% 3Q18 over 3Q17
2. Double-digit segment profit growth in all asset segments, 25% increase 3Q18 over 3Q17
3. Strong volume trajectory 3Q18 over 3Q17:
   - *Oklahoma G&P volumes up **~42%***
   - *Permian G&P volumes up **~42%***
   - *Crude & Condensate total volumes up **~75%***
   - *Louisiana G&T and NGL volumes up **~10%***
4. Strong distribution coverage in 3Q18 of 1.21x at ENLK and 1.17x at ENLC
   - *ENLK reports its **5th consecutive quarter of growth** in distribution coverage*
5. Expect to successfully self-fund the majority of our expected 2018 equity needs[1] with excess cash, no further ATM issuance expected in 2018
6. Ongoing commitment to investment grade style credit metrics
   - *ENLK leverage of **~3.85x** as of 3Q18*

Right Places	Right Partners	Right Plan	Execution Excellence

[1] ENLK guided to $220MM and ENLC guided to $37.5MM of equity needs as a funding source for GCE. Through 9/30/18, ~$46MM of ATM has been issued by ENLK with the remainder of the equity funding expected to be provided by excess cash flow in the business.

EnLink Midstream 3Q 2018 Operations Report 8

3Q18: RIGHT PLAN IN ACTION

ENLINK MIDSTREAM

SYSTEM GROWTH DRIVEN BY OUR 7 STRATEGIES

2 MIDLAND BASIN

Increase asset utilization

~23% GROWTH
IN GAS G&P VOLUME YOY[1]

~65% GROWTH
IN CRUDE GATHERING VOLUME YOY[1]

3 DELAWARE BASIN

Achieve scale

~94% GROWTH
IN G&P VOLUMES YOY[1,2]

AVENGER: INITIAL FLOWS
FULLY IN SERVICE 1Q19



1
7
6
3
2
4
5

1 OKLAHOMA

Maximize strategic position

~42% GROWTH
IN GAS G&P VOLUME YOY[1,2]

~16,600 Bbls/d
AVERAGE CRUDE THROUGHPUT 3Q18

6 LOUISIANA

Repurpose redundant infrastructure

OPTIMIZE ASSET VALUE
CAPITAL-EFFICIENT OPPORTUNITIES FOR EXISTING ASSETS IDENTIFIED

4 GULF COAST NGL

Drive growth

~50% NGL BARRELS
CAJUN SIBON BARRELS GROW IN CONJUNCTION WITH GAS G&P ASSETS

NGL PLATFORM EXPANSION
NGLS FROM G&P ASSETS UNDERWRITE PIPELINE & FRACTIONATION EXPANSION

5 LOUISIANA GAS

Capture incremental opportunities

~2.3 BCF/D
GAS G&T AVERAGE VOLUMES 3Q18

5 CONSECUTIVE QUARTERS
OF GAS G&T VOLUMES IN EXCESS OF 2 BCF/D

7 BARNETT SHALE

Proactive participation in redevelopment

5 PRODUCER CUSTOMERS
CONNECTING 31 NEW WELLS THRU OCT. 2018

~50 REFRACS
EXPECTED IN 2018 BY PRODUCER CUSTOMERS

[1] Year-over-year (YOY) is defined as 3Q18 average over 3Q17 average.[2] Includes volumes associated with non-controlling interests.

EnLink Midstream 3Q 2018 Operations Report 9

Twice in 2018, ENLK upwardly revised full year 2018 financial guidance ENLK expects to achieve results at the high-end of adjusted EBITDA and DCF guidance, which would be greater than 15% growth in both metrics as compared to 2017 Based upon these strong financial indicators, ENLK is raising distribution coverage guidance to 1.15x – 1.20x ENLK forecasts leverage within the previous 3.85x - 4.00x guidance range 2018 OUTPERFORMANCE CONTINUED ASSET STRENGTH RESULTS IN FINANCIAL OUTPERFORMANCE 10 EnLink Midstream 3Q 2018 Operations Report DCF ADJUSTED EBITDA 2018 ENLK UPDATED GUIDANCE ($MM) ENLK EXPECTS TO BE AT THE HIGH-END OF UPDATED FINANCIAL GUIDANCE ON TRACK TO ACHIEVE RECORD FULL YEAR RESULTS LOW MID HIGH $700 $715 $730 $1,000 $1,025 $1,050

FIRST PHASE OF NGL PLATFORM EXPANSIONS

ENLINK MIDSTREAM

INCREASING CAPACITY OF FRANCHISE GULF COAST NGL PLATFORM

DRIVE GROWTH: ***UNLOCK 30 – 35 MBBLS/D OF FRACTIONATION CAPACITY***



EnLink Assets
Plant and Fractionator
Rail / Barge
Storage
Pump Station
Planned Pump Stations
EnLink NGL Transmission
Ascension Pipeline
Eunice
(65,000 bbls/d)
Plaquemine
(128,000 bbls/d)
Riverside
Napoleonville
Gulf Coast
(56,000 bbls/d)

NGL PLATFORM EXPANSIONS UNLOCK 30-35 MBBLS/D EFFECTIVE FRACTIONATION CAPACITY

1. **FRACTIONATION CAPACITY EXPANSIONS**
   - In 2018, EnLink completed expansions of its owned and operated Louisiana fractionation capacity to ~193 Mbbls/d
2. **CAJUN SIBON III PROJECT SUMMARY**
   - Increasing NGL pipeline capacity to ~185 Mbbls/d
   - Expect ~$50MM GCE, with GCE to adjusted EBITDA multiple of 2x – 3x
   - Expect in-service 2Q19, and fully utilized upon completion

These expansions optimize EnLink's ability to utilize its existing Louisiana NGL platform and handle increasing NGLs from its key supply basins

Note: Ascension Pipeline is 50% owned by a joint venture with a Marathon Petroleum Corp. subsidiary.

EnLink Midstream 3Q 2018 Operations Report 11

EVALUATING NEXT PHASE OF NGL EXPANSION ONGOING REVIEW OF MULTIPLE OPTIONS EnLink Midstream 3Q 2018 Operations Report 12 Note: Ascension Pipeline is 50% owned by a joint venture with a Marathon Petroleum Corp. subsidiary. DRIVE GROWTH: POTENTIAL EXPANSION OF GULF COAST PLATFORM NEXT PHASE UNDER EVALUATION Multiple options for next phase to develop a large scale fractionation complex: building a new fractionation facility in Louisiana, executing a joint venture fractionation facility in Texas, or contracting with a 3rd party Growing NGL supply from our G&P assets and strategic location of our franchise NGL platform provide unique opportunity to grow our NGL portfolio NEXT PHASE OF NGL EXPANSION BEING EVALUATED

PRO FORMA ENLC BUSINESS OUTLOOK

ENLINK MIDSTREAM

2019 - 2021 HIGHLIGHTS[1]: ROBUST BUSINESS OUTLOOK SUPPORTED BY STRONG FUNDAMENTALS

1. GROWTH IN CORE ASSETS SUPPORTS STRONG FINANCIAL OUTLOOK:

- ***Oklahoma*** segment profit growth rate: ***3–year CAGR 10%+***
- ***Crude and Condensate*** segment profit growth rate: ***3-year CAGR 20%+***
- ***North Texas*** segment profit stability, with decline of ***5% or less from 2019 – 2021***

2. FOCUSED ON GROWING CORE POSITIONS:

- Cumulative growth capital expenditures of ***~$1.2B - $1.5B*** from 2019 through 2021
- Attractive investment opportunities include previously announced projects and bolt-on expansion opportunities

3. STRONG PRO FORMA ENLC OUTLOOK:

- DCF per unit CAGR of ***~10%+*** from 2019 through 2021
- Distribution coverage of ***1.3x - 1.5x***
- Targeting distribution growth of mid to high single digits

Right Places	Right Partners	Right Plan	Execution Excellence

[1] Information on this slide relates to pro forma ENLC, which will be the entity that will survive after the announced "simplification" transaction, which has yet to be consummated.

EnLink Midstream 3Q 2018 Operations Report 13

PRO FORMA ENLC EXCESS DCF OUTLOOK

ENLINK MIDSTREAM

STRONG EXPECTED DCF GROWTH TO DRIVE VALUE CREATION IN 2019 - 2021

FORECAST EXCESS DCF
2019 THRU 2021


~10%+
Pro Forma DCF per unit CAGR
Potential Distribution Growth Range (5% - 9%)
Annual Distribution Growth
5% OR GREATER

PROVIDES OPTIONS FOR RETURNING VALUE TO UNITHOLDERS

STRONG PRO FORMA ENLC OUTLOOK THROUGH 2021

- DCF per unit CAGR of ~10%+
- Targeting distribution growth of mid to high single digits
- Distribution coverage of 1.3x - 1.5x

POTENTIAL UTILIZATION OF STRONG DCF GROWTH

- Self-fund majority of equity component of forecasted GCE
- Return value to unitholders via increased distributions
- Maintain strong balance sheet and financial flexibility
- Evaluate incremental opportunities for shareholder return, such as unit repurchase

[1] Information on this slide relates to pro forma ENLC, which will be the entity that will survive after the announced "simplification" transaction, which has yet to be consummated.

EnLink Midstream 3Q 2018 Operations Report 14

EnLink Advances next chapter of growth1 PREVIOUSLY ANNOUNCED SIMPLIFICATION BENEFITS EnLink Midstream 3Q 2018 Operations Report 15 Our Business Model Right Places. Right Partners. Executing our Right Plan with Excellence. Ongoing focus on 7 Growth Strategies Operating in 4 core asset areas: Oklahoma, Louisiana, Permian, and North Texas Strengthening relationships with all partners, including strategic partnership with GIP Our Core Financial Tenets Conservative, sustainable, and attractive financial metrics Forecasting long-term distribution coverage of 1.3x – 1.5x, while growing distributions mid to high single digits, annually through 2021 Self-funding significant portion of equity component of growth capital expenditures Maintaining investment grade style credit metrics, including leverage of 3.5x – 4.0x Our Evolution Elevating our pro forma financial foundation Lowering cost of capital and increasing project returns Expecting DCF per unit CAGR of ~10%+ during 2019 - 2021 Enhancing enterprise value and improving valuation relative to peers 1 Information on this slide relates to pro forma ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated.

Delivers greater self-funding of attractive growth projects Mitigates risk of potential future volatility in the markets Provides attractive growth and sustainability of distribution over the long-term Ability to self-fund a significant portion of the equity component of growth capital Reduces reliance on external financing Potential cumulative retained cash flow in excess of $700MM from 2019 - 2021 pro forma enlc: Financial profile thru 2021 LONG-TERM COMMITMENT TO FOUR CORE FINANCIAL TENETS EnLink Midstream 3Q 2018 Operations Report 16 5% or Greater Majority of equity GCE 1.3x – 1.5x 3.5x – 4.0x Continued focus on fee based business providing cash flow stability Targeting long-term leverage of 3.5x – 4.0x Ongoing commitment to investment grade credit metrics Annual mid to high single digit distribution growth expectation Supported by robust distribution coverage and projected excess cash flow Projected pro forma ENLC DCF per unit CAGR of ~10%+ from 2019 through 2021 Self-funding Distribution Coverage Leverage Distribution Growth 1 Information on this slide relates to pro forma ENLC, which will be the entity that will survive after the announced “simplification” transaction, which has yet to be consummated.

RIGHT PLAN EXECUTION EXCELLENCE RIGHT PARTNERS RIGHT PLACES RIGHT PLAN: FOCUS ON CORE ASSETS

focused on 7 growth strategies EXPANDING STRONG COMMERCIAL RELATIONSHIPS ACROSS OUR PLATFORMS 18 Gulf Coast NGL Drive growth 4 Louisiana Gas Capture incremental opportunities 5 Barnett Shale Proactively participate in redevelopment 7 Louisiana Repurpose redundant infrastructure 6 3 2 1 7 4 5 6 Oklahoma Maximize strategic position 1 2 Midland Basin Increase asset utilization 3 Delaware Basin Achieve scale EnLink Midstream 3Q 2018 Operations Report

CONSISTENT RIG ACTIVITY ON OUR FOOTPRINT

ENLINK MIDSTREAM

DRILLING RIG ACTIVITY SUBSTANTIATES OUR GROWTH BASIN STRATEGY

U.S. RIG COUNT[1]

~ 11%


946
1,051
3Q17
3Q18

- ✓ Drilling rig activity remains positively correlated to strength and stability in crude prices, supporting constructive upstream and midstream fundamentals

RIGS IN OUR GROWTH BASINS[1]

~ 21%


RIGHT PLACES
517
628
3Q17
3Q18

- ✓ EnLink's near-term growth is driven by attractive producer activity in the STACK play, and Midland and Delaware basins, where drilling rigs continue to outpace U.S. macro trends

RIGS ON OUR SYSTEMS[1]

~ 22%


RIGHT PARTNERS
55
67
3Q17
3Q18

- ✓ EnLink's producer customers have maintained active drilling programs on our asset footprint, continuing to outpace both U.S. and Growth Basin rig growth

[1] All data is according to RigData. Quarterly rig count is average of weekly rig count in each quarter. Rig count on Our Systems includes rigs on assets with partial ownership. Rigs in Growth Basins include key counties in Central Oklahoma, and the Midland and Delaware Basins.

EnLink Midstream 3Q 2018 Operations Report 19

DRILLING EFFICIENCIES AND VOLUME GROWTH

INCREASING VOLUMES WITH CONSISTENT AVERAGE RIG COUNT

RIGS ON OUR SYSTEMS[1]

An average of 62 drilling rigs were active on EnLink's footprint over the past 18 months



62
55
60
60
66
67
62
3Q17
4Q17
1Q18
2Q18
3Q18
Oct 2018

GROWTH BASIN VOLUME GROWTH

Strong producer customer activity supports attractive G&P volumes in EnLink's Growth Basins

Delaware



+94%

G&P Volumes 3Q18 over 3Q17

Midland



+23%

G&P Volumes 3Q18 over 3Q17

Oklahoma



+42%

G&P Volumes 3Q18 over 3Q17

[1] October 2018 rig count is as of October 26, 2018. All data is according to RigData. Quarterly rig count is average of weekly rig count in each quarter. Rig count on Our Systems includes rigs on assets with partial ownership.

EnLink Midstream 3Q 2018 Operations Report 20

TOP TIER E&P CUSTOMER ACTIVITY IN OKLAHOMA RIGHT PARTNERS, RIGHT PLACES BUSINESS MODEL DRIVES VOLUME GROWTH EnLink Midstream 3Q 2018 Operations Report 21 OKLAHOMA RIGS DELIVER VOLUMES TO ENLINK’S GAS G&P and CRUDE PLATFORMS1 RIGS During 2018, 15 producer customers operated 1 or more drilling rigs on EnLink’s footprint Rig activity has resulted in 350 well connects through October 2018: ~80 well connects delivering crude to our crude gathering systems ~270 well connects delivering gas to our G&P assets, also benefitting EnLink’s NGL assets 2019 EnLink volume outlook expects to realize benefits on producers’ ongoing field development evolution Expect field development with 6 wells per section on average Projected to result in equivalent 2019 wells connected, which will need fewer average rigs Anticipate strong annual growth in volumes, with varying quarter to quarter growth rates Producer A Producer C Producer B Other Producer Customers 1 All rig data is according to RigData. Quarterly rig count is average of weekly rig count in each quarter. Rig count includes on assets with partial ownership. Note: NFX is Newfield Exploration Company, DVN is Devon Energy Corporation, MRO is Marathon Oil Corporation. CONSISTENT RIGS PRODUCE VOLUME GROWTH 9 10 5 10 10 8 11 10 9 8 3 2 2 2 3 3 3 2 2 3 3Q17 Average 4Q17 Average 1Q18 Average 2Q18 Average 3Q18 Average 0 5 10 15 20 25 30

OKLAHOMA: SIZE, SCALE, & DIVERSIFICATION

ENLINK MIDSTREAM

COMPELLING STACK DEVELOPMENT EVIDENCES RIGHT PLACES, RIGHT PARTNERS

RIGHT PLAN: MAXIMIZE STRATEGIC POSITION

16 RIGS ON DEDICATED GAS G&P ACREAGE



Thunderbird
(200 MMcf/d)
Battle Ridge
(85 MMcf/d)
Chisholm
(520 MMcf/d)
Cana
(400 MMcf/d)
Garfield
Noble
Major
Kingfisher
Blaine
Dewey
Payne
Logan
Creek
Custer
Canadian
Oklahoma
Caddo
Cleveland
Grady

8 RIGS ON DEDICATED CRUDE ACREAGE

MULTI-COMMODITY STRATEGY

1. GROWING MULTI COMMODITY FOOTPRINT

- 2018 gas G&P **volume growth of 53%** is the result of **~270 well connects** thru October 2018
- Expect to connect approximately the same number of wells in 1H19 as in 1H18

2. VALUE CHAIN CONNECTION WITH NGLs

- **Equity NGL barrels** increasingly transported to EnLink's NGL Louisiana platform
- Volumes support additional fractionation and Cajun Sibon capacity

Note: Rig count according to RigData, as of October 26, 2018, and includes rigs on assets with partial ownership. Rigs drilling wells dedicated to both of EnLink's crude and gas systems are included in both rig counts.

EnLink Midstream 3Q 2018 Operations Report 22

MIDLAND BASIN: FAVORABLE POSITION

QUALITY PRODUCER DEDICATIONS DRIVE GAS & CRUDE VOLUME RAMP

***RIGHT PLAN:* INCREASE ASSET UTILIZATION**

EXECUTING A 3-PRONGED COMMODITY STRATEGY

1. **ESTABLISHED GAS FOOTPRINT**
   - **~80% average processing utilization** expected exit-rate 2018
   - YTD 2018, **9 producer customers** added 75 well connects and **completed 65+ DUCs**
2. **VALUE CHAIN CONNECTION WITH NGLs**
   - **Continued to supply** Cajun Sibon with Midland NGLs
3. **EXPANDING CRUDE PLATFORM**
   - Midland crude gathering volumes **grew ~65%** 3Q18 over 3Q17
   - YTD 2018, **6 producer customers** connected **>45** wells to our Midland footprint



Dawson
MIDLAND BASIN
Andrews
Riptide
(100 MMcf/d)
East
(100 MMcf/d)
West
(75 MMcf/d)
Mesquite
(16,000 bbls/d)
Ector
Bearkat
(75 MMcf/d)
Deadwood
(58 MMcf/d)
Glasscock
Reagan
EnLink Assets

5 RIGS ON DEDICATED CRUDE ACREAGE

12 RIGS ON DEDICATED GAS G&P ACREAGE

Note: Rig count according to RigData, as of October 26, 2018.

EnLink Midstream 3Q 2018 Operations Report 23

DELAWARE BASIN: CRUDE AND G&P PLATFORMS

ENLINK MIDSTREAM

ACTIVE PORTFOLIO OF CUSTOMERS ON OUR CRUDE AND GAS SYSTEMS

RIGHT PLAN: **ACHIEVE SCALE**


Eddy
Loving
Ward
Lobo I
(35 MMcf/d)
Lobo III
(200 MMcf/d)
Lobo II
(140 MMcf/d)
4
RIGS ON DEDICATED GAS G&P ACREAGE
18
RIGS DRILLING ENLINK'S CAPTURE AREA
1
RIG ON DEDICATED CRUDE ACREAGE

EXECUTING A MULTI-COMMODITY STRATEGY

1. **NEW AVENGER CRUDE PLATFORM**
   - Quick-to-market solution is in service only one month after project announcement
   - Expected to be fully operational in 1H19
2. **GROWING GAS FOOTPRINT**
   - 94% growth in G&P volumes 3Q18 over 3Q17
   - New producer dedication and 10-year G&P contract, anchoring Lea County pipeline expansion
   - **LOBO III – 200 MMcf/d** gas processing facility under construction, expect 100 MMcf/d operational 4Q18, full 200 MMcf/d operational 1Q19

Note: Rig count according to RigData, as of October 26, 2018, and includes rigs on assets with partial ownership. Delaware assets are 49.9% owned by Natural Gas Partners (NGP).

EnLink Midstream 3Q 2018 Operations Report 24

GULF COAST NGL PLATFORM

ENLINK MIDSTREAM

2018 GCE EXPANDS EXISTING FRACTIONATION & PIPELINE CAPACITY

***MULTI-COMMODITY ASSETS:* POTENTIAL FOR ADDITIONAL OPPORTUNITIES**


EnLink Assets
Plant and Fractionator
Rail / Barge
Storage
EnLink NGL Transmission
Ascension Pipeline
Eunice
(65,000 bbls/d)
Plaquemine
(128,000 bbls/d)
Riverside
Napoleonville
Gulf Coast
(56,000 bbls/d)

2018 NGL PLATFORM EXPANSIONS

1. **LA FRACTIONATION CAPACITY**
   - Completed capacity expansion to ~193 Mbbls/d
   - Expansions required less than $10MM
2. **NGL EXPORT GROWTH**
   - Achieved cumulative export of ~2MM barrels
3. **STRATEGIC NEW NGL PIPELINE EXPANSION**
   - Expected in-service 2Q19, and fully utilized once operational
   - Maximizing value chain economics - increasing NGLs sourced from EnLink's supply basin to benefit margin capture from well-head gathering to end-use sale

Note: Ascension Pipeline is 50% owned by a joint venture with a Marathon Petroleum Corp. subsidiary.

EnLink Midstream 3Q 2018 Operations Report 25

Louisiana: ASSETs IN key demand markets Strong fundamentals surround EXISTING gas and ngl footprint EnLink Midstream 3Q 2018 Operations Report 26 CAPTURE INCREMENTAL GAS OPPORTUNITIES Exceeded volume expectations YTD18 with average G&T ~2.2 Bcf/d 5th consecutive quarter of G&T throughput in excess of 2 Bcf/d Utilizing straddle plants, at no incremental capital, to realize increased operating income in supportive ethane environment Expect steady volumes 4Q18 REPURPOSE REDUNDANT INFRASTRUCTURE Multiple conversion options to place existing assets into highest value service under evaluation LEADING ASSET POSITIONS MULTI-COMMODITY ASSETs: potential for additional opportunities

BARNETT SHALE: STABILIZED VOLUMES

REINVIGORATED ACTIVITY & NEW CUSTOMERS SUPPORT ENLINK VOLUMES

***RIGHT PLAN:* PROACTIVELY PARTICIPATE IN REDEVELOPMENT**

BARNETT ACTIVITY CONTINUES

1. **2018 UPDATE**
   - On track to surpass full-year financial expectations
   - Largest producer customers remain active
   - New wells and refrac activity offsetting decline
   - Year-to-date October 2018, **31** well connects connected by **5** producer customers

2. **LONG-TERM POSITIVE OUTLOOK**
   - With the expected producer activity, net **long-term decline** on EnLink's footprint could **be less than 5%**
   - Due to the one-time MVC expiration, segment profit is expected to decline by ~$90MM - $100MM in 2019



1
RIG ON DEDICATED GAS G&P ACREAGE
Jack
Bridgeport
(800 MMcf/d)
Wise
Denton
Silver Creek
(200 MMcf/d)
Azle
(50 MMcf/d)
Tarrant
Parker
Pinto
Goforth
(30 MMcf/d)
Hood
Johnson
Somervell
Bosque
EnLink Assets
Rig on EnLink's Gas System
Rigs Outside EnLink's System
Plant - Active
Plant and Fractionator
EnLink Natural Gas Transmission
EnLink NGL Transmission
EnLink Natural Gas Gathering

Note: Rig count according to Rig Data, as of October 26, 2018.

EnLink Midstream 3Q 2018 Operations Report 27

RIGHT PLAN EXECUTION EXCELLENCE RIGHT PARTNERS RIGHT PLACES APPENDIX

ENLINK ASSET MAP EnLink Midstream 3Q 2018 Operations Report 29 RIGHT PLAN EXECUTION EXCELLENCE RIGHT PARTNERS RIGHT PLACES

SUSTAINABILITY AND GROWTH DRIVERS

CORE ASSET INTEGRATION ACROSS PRODUCTS, BASINS & SERVICES

~1,450
EMPLOYEES OPERATING ASSETS IN 7 STATES

20
PROCESSING FACILITIES

~4.8
BCF/D PROCESSING CAPACITY

7
FRACTIONATORS

~278
MBBL/D FRACTIONATION CAPACITY

~11K
MILES OF PIPELINE

RIGHT PLACES

RIGHT PLACES

- ✓ Maintain desirable position in key supply basins and critical demand regions
- ✓ Portfolio of supply-push and demand-pull assets provides diversification, stability, and value-chain margin opportunities

RIGHT PLAN

RIGHT PLAN

- ✓ Continue developing a suite of integrated midstream solutions across commodities, basins and services; proactively growing scale and increasing utilization
- ✓ Further organically develop and extend our strategic asset portfolio in top U.S. supply basins and demand regions. Focused execution on organic growth projects in our growing supply and demand areas

EnLink Midstream 3Q 2018 Operations Report 30

2018 Growth Capital expenditures (GCE) capital spend remains focused on key growth areas EnLink Midstream 3Q 2018 Operations Report 31 Oklahoma Texas Louisiana Crude & Condensate Corporate Total Growth Capital Maintenance Capex FY 2018 Updated Guidance $430 – $470 $220 – $240 $40 – $60 $115 – $150 $5 – $5 $810 – $925 $45 – $50 YTD18 Actual $325 $182 $30 $82 $3 $622 $31 Remainder of 2018 $105 – 145 $38 – 58 $10 – 30 $33 – 68 $2 – 2 $188 – 303 $14 – 19 2018 GCE BY SEGMENT – Updated Guidance and Actuals Note: Growth Capital Expenditures include capitalized interest. YTD18 GCE ($MM) 2018 GCE OUTLOOK ($MM) 810 – 925 725 - 825 685 - 755 (85 – 100) (40 – 70) Growth Capital Expenditures JV Partners Contributions EnLink Funded Consolidated GCE ENLC's 16% Ownership of EOGP ENLK Funded GCE Guidance 622 546 495 (76) (51) Growth Capital Expenditures JV Partners Contributions EnLink Funded Consolidated GCE ENLC's 16% Ownership of EOGP ENLK Funded GCE

In $ millions unless otherwise noted 3Q17 4Q17 1Q18 2Q18 3Q18 EnLink Midstream Partners, LP (ENLK) Net Income Attributable to ENLK $25.5 $75.7 $60.1 $98.9 $43.2 Net Cash Provided by Operating Activities $200.8 $173.5 $192.7 $238.0 $113.1 Adjusted EBITDA $216.8 $238.7 $243.7 $257.2 $267.0 Debt to Adjusted EBITDA (x) ~3.72x ~3.58x ~3.85x ~3.82x ~3.85x Distribution Coverage (x) 0.99x 1.07x 1.12x 1.17x 1.21x Distribution per Unit ($/unit) $0.390 $0.390 $0.390 $0.390 $0.390 EnLink Midstream, LLC (ENLC) Net Income of ENLC (1) $24.1 $259.5 $57.1 $102.2 $45.0 Net Income Attributable to ENLC (1) $6.2 $202.6 $12.4 $28.0 $7.7 Cash Available for Distribution $54.8 $58.1 $56.6 $57.9 $58.1 Distribution Coverage (x) 1.17x 1.23x 1.18x 1.18x 1.17x Distribution per Unit ($/unit) $0.255 $0.259 $0.263 $0.267 $0.271 Included a net income tax benefit of $206.1 million for the fourth quarter of 2017, which was primarily composed of a tax benefit of $210.6 million due to the remeasurement of deferred tax liabilities as a result of the Tax Cuts and Jobs Act effective in December 2017. The Tax Cuts and Jobs Acts resulted in a change in the federal statutory corporate rate from 35% to 21%, effective January 1, 2018. KEY FINANCIAL METRIC SUMMARY1 EnLink Midstream 3Q 2018 Operations Report 32

QUARTERLY VOLUMES & SEGMENT PROFIT

ENLINK MIDSTREAM

In $ millions unless otherwise noted	Three Months Ended Sep. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	Jun. 30, 2018	Sep. 30, 2018
Texas					
Segment Profit	$107.6	$106.3	$104.4	$115.3	$118.9
Gross Operating Margin	$148.7	$151.1	$148.6	$161.1	$163.6
Gathering and Transportation (MMBtu/d)	2,251,700	2,254,100	2,190,800	2,258,300	2,267,300
Processing (MMBtu/d)	1,194,300	1,201,100	1,194,100	1,283,100	1,310,800
Louisiana					
Segment Profit	$51.0	$69.1	$61.8	$57.0	$58.2
Gross Operating Margin	$75.8	$95.6	$87.4	$85.0	$86.9
Gathering and Transportation (MMBtu/d)	2,009,300	2,101,200	2,222,900	2,094,100	2,273,700
Processing (MMBtu/d)	443,400	455,700	441,900	395,600	429,200
NGL Fractionation (bbls/d)	138,400	147,600	151,000	154,300	155,800
Oklahoma					
Segment Profit	$79.1	$86.0	$95.4	$106.2[1]	$107.0
Gross Operating Margin	$96.2	$104.7	$116.1	$127.0[1]	$129.5
Gathering and Transportation (MMBtu/d)	889,200	953,600	1,047,900	1,235,500	1,259,700
Processing (MMBtu/d)	872,200	978,700	1,069,400	1,200,700	1,239,000
Crude & Condensate					
Segment Profit	$10.4	$14.4	$8.9	$16.9	$24.3
Gross Operating Margin	$29.5	$34.3	$27.6	$35.7	$43.1
Crude Oil Handling (bbls/d)	95,700	119,200	127,700	148,600	166,400
Brine Disposal (bbls/d)	4,800	2,900	2,800	3,500	3,300

Note: Includes profit and volumes associated with non-controlling interests. [1] Excludes $45.5MM of segment profit and gross margin for the three months ended June 30, 2018, associated with a gathering and processing contract that was restructured by ENLK.

EnLink Midstream 3Q 2018 Operations Report 33

CRUDE & CONDENSATE LOUISIANA EnLink Midstream 3Q 2018 Operations Report 34 TEXAS North TX Permian NGL Gas OKLAHOMA Note: Includes profit associated with non-controlling interests. 1 Excludes $45.5MM of segment profit for the three months ended June 30, 2018, associated with a gathering and processing contract that was restructured by ENLK. SEGMENT PROFIT (in $MM) 79.1 86.0 95.4 106.2 1 107.0 3Q17 4Q17 1Q18 2Q18 3Q18 17.8 16.5 15.7 22.9 23.9 89.8 89.8 88.7 92.4 95 .0 107.6 106.3 104.4 115.3 118.9 3Q17 4Q17 1Q18 2Q18 3Q18 33.2 53.5 48.3 37.3 40.1 17.8 15.6 13.5 19.7 18.1 51.0 69.1 61.8 57.0 58.2 3Q17 4Q17 1Q18 2Q18 3Q18 10.4 14.4 8.9 16.9 24.3 3Q17 4Q17 1Q18 2Q18 3Q18

LOUISIANA GAS LIQUIDS EnLink Midstream 3Q 2018 Operations Report 35 TEXAS GATHERING & TRANSMISSION (1,000 MMBtu/d) PROCESSING (1,000 MMBtu/d) GATHERING & TRANSMISSION (1,000 MMBtu/d) CRUDE & CONDENSATE (1,000 bbls/d) North TX Permian North TX Permian PROCESSING (1,000 MMBtu/d) GATHERING & TRANSMISSION (1,000 MMBtu/d) PROCESSING (1,000 MMBtu/d) LOUISIANA NGL FRACTIONATION (1,000 bbls/d) OKLAHOMA Note: Includes volumes associated with non-controlling interests. QUARTERLY VOLUMES 889 954 1,048 1,236 1,260 3Q17 4Q17 1Q18 2Q18 3Q18 872 979 1,069 1,201 1,239 3Q17 4Q17 1Q18 2Q18 3Q18 385 405 424 511 557 1,867 1,849 1,767 1,747 1,710 2,252 2,254 2,191 2,258 2,267 3Q17 4Q17 1Q18 2Q18 3Q18 96 119 128 149 166 3Q17 4Q17 1Q18 2Q18 3Q18 2,009 2,101 2,223 2,094 2,274 3Q17 4Q17 1Q18 2Q18 3Q18 138 148 151 154 156 3Q17 4Q17 1Q18 2Q18 3Q18 443 456 442 396 429 3Q17 4Q17 1Q18 2Q18 3Q18 408 427 442 529 566 786 774 752 754 745 1,194 1,201 1,194 1,283 1,311 3Q17 4Q17 1Q18 2Q18 3Q18

SIMPLIFIED ORGANIZATIONAL STRUCTURE[1]


CURRENT
Public ENLC Holders
Global Infrastructure Partners ("GIP")
Public ENLK Holders
~36%
~64%
100%
EnLink Midstream Manager, LLC
~41% LP
EnLink Midstream, LLC
NYSE: ENLC
Non-Economic Managing interest
Series B Pref. Unitholders
~14% LP
~0.4% GP
~22% LP
100% IDR
~23%
Series C Pref. Unitholders
~16%
Senior Unsecured Notes
EnLink Midstream Partners, LP
NYSE: ENLK
EOGP
~84%
PRO FORMA
Public ENLC Holders
Global Infrastructure Partners
Class C Unitholders²
~47%
~41%
EnLink Midstream Manager, LLC
~12% Non-Economic interest
Non-Economic Managing interest
EnLink Midstream, LLC
NYSE: ENLC
Legacy Series B Pref. Unitholders²
Senior Unsecured Notes
Series C Pref. Unitholders
EnLink Midstream Partners, LP
Operating Assets

[1] The percent current and pro forma ownership percentages are based upon 6/30/18 data.
[2] Series B Preferred Units are expected to be convertible into pro forma ENLC units. Pro forma ENLC ownership interests are shown for voting purposes incorporating the ENLC Class C security that the Series B unitholders will receive for voting purposes only.

EnLink Midstream 3Q 2018 Operations Report 36

ENLC Tax Basis Step-Up Achieved Elimination of IDRs Enlc 5 Year tax horizon ENLC FORECASTS MINIMAL FEDERAL CASH TAXES FOR AT LEAST 5 YEARS FROM 2019 - 2023 Minimal federal cash taxes for at least 5 years Elimination of IDRs through simplification reduces unsheltered stream of taxable income Simplification transaction creates a step-up in tax basis at ENLC which further shelters taxable income Execution of 7 Growth Strategies creates healthy depreciation deductions for tax purposes to shelter income KEY POINTS: ENLC is expected to declare distributions during 2019 which are considered 100% return of capital for tax purposes ENLC has significant federal net operating loss carryforwards, and is expected to accumulate additional loss carryforwards during 2019 Due to recent tax reform changes, ENLC is expected to pay some level of federal income taxes post fiscal 2023, and preliminary forecasts indicate an insignificant amount from 2024 to 2028 Actual cash taxes could materially differ from expectations as assumptions around organic growth, transactions, financial results or tax laws change ENLC: 3 KEYS TO ENHANCED TAX DEFERRAL OUTLOOK EnLink Midstream 3Q 2018 Operations Report 37

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO ADJUSTED EBITDA AND DISTRIBUTABLE CASH FLOW OF ENLK

ENLINK MIDSTREAM

All amounts in millions	Three Months Ended				
	9/30/2017	12/31/2017	3/31/2018	6/30/2018	9/30/2018
Net cash provided by operating activities	$ 200.8	$ 173.5	$ 192.7	$ 238.0	$ 113.1
Interest expense, net (1)	41.5	39.9	42.2	43.6	44.8
Current income tax	0.7	1.7	1.0	(0.3)	1.0
Distributions from unconsolidated affiliate investments in excess of earnings	(0.1)	(7.1)	1.4	0.5	0.8
Other (2)	(1.7)	2.3	1.8	(1.8)	0.4
Changes in operating assets and liabilities which (provided) used cash:					
Accounts receivable, accrued revenues, inventories and other	127.5	107.7	55.6	31.2	298.3
Accounts payable, accrued gas and crude oil purchases and other (3)	(142.1)	(67.1)	(38.5)	(39.6)	(174.6)
Adjusted EBITDA before non-controlling interest	$ 226.6	$ 250.9	$ 256.2	$ 271.6	$ 283.8
Non-controlling interest share of adjusted EBITDA (4)	(9.8)	(12.2)	(12.5)	(14.4)	(16.8)
Adjusted EBITDA, net to EnLink Midstream Partners, LP	$ 216.8	$ 238.7	$ 243.7	$ 257.2	$ 267.0
Interest expense, net of interest income	(48.9)	(47.4)	(43.7)	(43.7)	(44.1)
Amortization of EOGP installment payable discount included in interest expense (5)	6.4	6.5	0.5	—	—
Litigation settlement adjustment (6)	—	—	—	—	—
Current taxes and other	(0.7)	(1.6)	(0.9)	(0.3)	(2.1)
Maintenance capital expenditures, net to EnLink Midstream Partners, LP (7)	(6.9)	(10.4)	(6.2)	(12.1)	(11.8)
Preferred unit accrued cash distributions (8)	(16.6)	(22.1)	(22.2)	(22.3)	(22.4)
Distributable cash flow	$ 150.1	$ 163.7	$ 171.2	$ 178.8	$ 186.6

1) Net of amortization of debt issuance costs and discount and premium, which are included in interest expense but not included in net cash provided by operating activities, and non-cash interest income, which is netted against interest expense but not included in adjusted EBITDA.
2) Includes non-cash rent, which relates to lease incentives pro-rated over the lease term, accruals for settled commodity swap transactions, and transaction costs, primarily associated with costs we incurred related to the acquisition by GIP of equity interests in ENLK, ENLC, and the managing member of ENLC previously held by subsidiaries of Devon Energy Corporation (the "GIP Transaction").
3) Net of payments under onerous performance obligation offset to other current and long-term liabilities.
4) Non-controlling interest share of adjusted EBITDA includes ENLC's 16% share of Adjusted EBITDA from EOGP, NGP Natural Resources XI, L.P.'s ("NGP") 49.9% share of adjusted EBITDA from the Delaware Basin JV, Marathon Petroleum Corp.'s 50% share of adjusted EBITDA from the Ascension JV, and other minor non-controlling interests.
5) Amortization of the EOGP installment payable discount is considered non-cash interest under the ENLK credit facility since the payment under the payable is consideration for the acquisition of the EOGP assets.
6) Represents recoveries from a lawsuit settled in 2017 for amounts not previously deducted from distributable cash flow.
7) Excludes maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest share of our consolidated entities.
8) Represents the cash distributions earned by the Series B Preferred Units and Series C Preferred Units, and cash distributions earned by the Series C Preferred Units of in 2017. Cash distributions to be paid to holders of the Series B Preferred Units and Series C Preferred Units are not available to common unitholders.

EnLink Midstream 3Q 2018 Operations Report 38

RECONCILIATION OF NET INCOME OF ENLC TO ENLC CASH AVAILABLE FOR DISTRIBUTION

ENLINK MIDSTREAM

All amounts in millions	Three Months Ended 9/30/2017	12/31/2017	3/31/2018	6/30/2018	9/30/2018
Net income of ENLC	$ 24.1	$ 259.5	$ 57.1	$ 102.2	$ 45.0
Less: Net income attributable to ENLK	25.5	75.7	60.1	98.9	43.2
Net income (loss) of ENLC excluding ENLK	$ (1.4)	$ 183.8	$ (3.0)	$ 3.3	$ 1.8
ENLC's share of distributions from ENLK (1)	49.9	49.9	49.9	50.0	50.2
ENLC's interest in EOGP's non-cash (benefits) expenses (2)	4.6	4.6	4.7	(2.3)	5.1
ENLC deferred income tax (benefit) expense (3)	2.5	(178.9)	5.8	8.4	3.0
Non-controlling interest share of ENLK's net income (4)	(0.9)	(1.4)	(0.7)	(1.4)	(3.1)
Other items (5)	0.1	0.1	(0.1)	(0.1)	1.1
ENLC cash available for distribution	$ 54.8	$ 58.1	$ 56.6	$ 57.9	$ 58.1

1) Represents distributions declared by ENLK and to be paid to ENLC on November 13, 2018 and distributions paid by ENLK to ENLC on August 13, 2018, May 14, 2018, February 13, 2018, and November 13, 2017.
2) Includes depreciation and amortization, unit-based compensation expense allocated to EOGP, gains and losses on sale of property, and non-cash revenue recognized upon receipt of secured term loan receivable related to contract restructuring
3) Represents ENLC's stand-alone deferred taxes.
4) Represents NGP Natural Resources XI, L.P.'s ("NGP") 49.9% share of the Delaware Basin JV, Marathon Petroleum Corporation's 50% share of the Ascension JV, and other minor non-controlling interests.
5) Represents ENLC's interest in EOGP's maintenance capital expenditures (which is netted against the monthly disbursement of EOGP's adjusted EBITDA), transaction costs, primarily associated with costs incurred by ENLC related to the GIP Transaction, and other non-cash items not included in cash available for distribution.

EnLink Midstream 3Q 2018 Operations Report 39

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA OF ENLK

ENLINK MIDSTREAM

All amounts in millions	Three Months Ended				
	9/30/2017	12/31/2017	3/31/2018	6/30/2018	9/30/2018
Net income	$ 28.7	$ 80.1	$ 65.1	$ 112.9	$ 51.9
Interest expense, net of interest income	48.9	47.4	43.7	43.7	44.1
Depreciation and amortization	136.3	138.2	138.1	145.3	146.7
Impairments	1.8	8.3	—	—	24.6
Income from unconsolidated affiliates	(4.4)	(4.6)	(3.0)	(4.4)	(4.3)
Distribution from unconsolidated affiliates	4.0	2.1	6.0	5.4	5.3
(Gain) loss on disposition of assets	1.1	(0.8)	0.1	1.2	—
Unit-based compensation	10.1	9.1	5.1	9.5	17.0
Income tax provision (benefit)	0.5	(24.7)	1.0	(2.1)	0.9
(Gain) loss on non-cash derivatives	3.3	(0.9)	3.5	10.5	0.8
Payments under onerous performance obligation offset to other current and long-term liabilities	(4.5)	(4.4)	(4.5)	(4.5)	(4.5)
Non-cash revenue from contract restructuring (1)	—	—	—	(45.5)	—
Other (2)	0.8	1.1	1.1	(0.4)	1.3
Adjusted EBITDA before non-controlling interest	$ 226.6	$ 250.9	$ 256.2	$ 271.6	$ 283.8
Non-controlling interest share of adjusted EBITDA (3)	(9.8)	(12.2)	(12.5)	(14.4)	(16.8)
Adjusted EBITDA, net to EnLink Midstream Partners, LP	$ 216.8	$ 238.7	$ 243.7	$ 257.2	$ 267.0

1) In May 2018, ENLK restructured a gathering and processing contract, and, as a result, recognized non-cash revenue representing the discounted present value of a secured term loan receivable.
2) Includes accretion expense associated with asset retirement obligations, non-cash rent, which relates to lease incentives pro-rated over the lease term, and transaction costs, primarily associated with costs we incurred related to the GIP Transaction.
3) Non-controlling interest share of adjusted EBITDA includes ENLC's 16% share of adjusted EBITDA from EOGP, NGP's 49.9% share of adjusted EBITDA from the Delaware Basin JV, Marathon Petroleum Corp.'s 50% share of adjusted EBITDA from the Ascension JV, and other minor non-controlling interests.

EnLink Midstream 3Q 2018 Operations Report 40

RECONCILIATION OF ENLK'S OPERATING INCOME TO GROSS OPERATING MARGIN OF ENLK

All amounts in millions

Q3 2018	Texas	Louisiana	Oklahoma	Crude and Condensate	Corporate	Totals
Operating income						$ 92.5
General and administrative expenses						39.2
Depreciation and amortization						146.7
Impairments						24.6
Segment profit (loss)	$ 118.9	$ 58.2	$ 107.0	$ 24.3	$ (5.4)	$ 303.0
Operating expenses	44.7	28.7	22.5	18.8	—	114.7
Gross operating margin	$ 163.6	$ 86.9	$ 129.5	$ 43.1	$ (5.4)	$ 417.7

Q2 2018	Texas	Louisiana	Oklahoma	Crude and Condensate	Corporate	Totals
Operating income (1)						$ 150.1
General and administrative expenses						29.1
Depreciation and amortization						145.3
Loss on disposition of assets						1.2
Segment profit (loss) (1)	$ 115.3	$ 57.0	$ 151.7	$ 16.9	$ (15.2)	$ 325.7
Operating expenses	45.8	28.0	20.8	18.8	—	113.4
Gross operating margin (1)	$ 161.1	$ 85.0	$ 172.5	$ 35.7	$ (15.2)	$ 439.1

Q1 2018	Texas	Louisiana	Oklahoma	Crude and Condensate	Corporate	Totals
Operating income						$ 106.6
General and administrative expenses						26.2
Depreciation and amortization						138.1
Loss on disposition of assets						0.1
Segment profit	$ 104.4	$ 61.8	$ 95.4	$ 8.9	$ 0.5	$ 271.0
Operating expenses	44.2	25.6	20.7	18.7	—	109.2
Gross operating margin	$ 148.6	$ 87.4	$ 116.1	$ 27.6	$ 0.5	$ 380.2

1) ENLK restructured a gathering and processing contract that contained MVCs. As a result, ENLK recognized $45.5 million of midstream services revenue (the impact of which is included in operating income, segment profit and gross operating margin by the same amount) in the Oklahoma segment for the three months ended June 30, 2018.

EnLink Midstream 3Q 2018 Operations Report 41

Q4 2017 Texas Texas Louisiana Louisiana Oklahoma Oklahoma Crude and Condensate Crude and Condensate Corporate Corporate Totals Totals Operating income $ 98.1 General and administrative expenses 28.9 Depreciation and amortization 138.2 Gain on disposition of assets (0.8) Impairments 8.3 Segment profit (loss) $ 106.3 $ 69.1 $ 86.0 $ 14.4 $ (3.1) $ 272.7 Operating expenses 44.8 26.5 18.7 19.9 — 109.9 Gross operating margin $ 151.1 $ 95.6 $ 104.7 $ 34.3 $ (3.1) $ 382.6 Q3 2017 Texas Texas Louisiana Louisiana Oklahoma Oklahoma Crude and Condensate Crude and Condensate Corporate Corporate Totals Totals Operating income $ 73.4 General and administrative expenses 30.0 Depreciation and amortization 136.3 Loss on disposition of assets 1.1 Impairments 1.8 Segment profit (loss) $ 107.6 $ 51.0 $ 79.1 $ 10.4 $ (5.5) $ 242.6 Operating expenses 41.1 24.8 17.1 19.1 — 102.1 Gross operating margin $ 148.7 $ 75.8 $ 96.2 $ 29.5 $ (5.5) $ 344.7 RECONCILIATION OF ENLK’S OPERATING INCOME TO GROSS OPERATING MARGIN OF ENLK (CONT.) All amounts in millions EnLink Midstream 3Q 2018 Operations Report 42

ENLK FORWARD LOOKING RECONCILIATION

FORECASTED ENLK NET INCOME TO ADJUSTED EBITDA TO DISTRIBUTABLE CASH FLOW[1]

($MM)	Mid-Year 2018 Outlook [1]			2018 Revised High Outlook [2]
	Low	Midpoint	High	
Net income (3)	$ 329	$ 349	$ 369	$ 335
Interest expense, net of interest income	180	184	188	181
Depreciation and amortization	556	566	576	571
Impairments	—	—	—	25
Income from unconsolidated affiliate investments	(15)	(17)	(19)	(16)
Distribution from unconsolidated affiliate investments	18	20	22	22
(Gain) loss on disposition of assets	1	1	1	1
Unit-based compensation	39	34	29	41
Income taxes	—	1	2	1
(Gain) loss on non-cash derivatives	14	14	14	15
Payments under onerous performance obligation offset to other current and long-term liabilities	(18)	(18)	(18)	(18)
Non-cash revenue from contract restructuring	(46)	(46)	(46)	(46)
Other (4)	—	—	—	2
Adjusted EBITDA before non-controlling interest	$ 1,058	$ 1,088	$ 1,118	$ 1,114
Non-controlling interest share of adjusted EBITDA (5)	(58)	(63)	(68)	(64)
Adjusted EBITDA, net to EnLink Midstream Partners, LP	$ 1,000	$ 1,025	$ 1,050	$ 1,050
Interest expense, net of interest income	(180)	(184)	(188)	(181)
Amortization of EOGP installment payable discount included in interest expense (6)	1	1	1	1
Preferred unit accrued cash distributions	(89)	(89)	(89)	(89)
Current taxes and other	(2)	(6)	(9)	(4)
Maintenance capital expenditures, net to EnLink Midstream Partners, LP	(50)	(52)	(55)	(47)
Distributable cash flow	$ 680	$ 695	$ 710	$ 730

1) Represents the revised forward-looking net income guidance for the year ended December 31, 2018 published on July 31, 2018, and includes the actual results for the six months ended June 30, 2018 and the projected results for the second half of the year ended December 31, 2018. The forward-looking net income guidance from July 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.

2) Represents the revised forward-looking net income guidance for the year ended December 31, 2018, and includes the actual results for the nine months ended September 30, 2018 and the projected results for the fourth quarter of the year ended December 31, 2018. The forward-looking net income guidance from October 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.

3) Net income includes estimated net income attributable to ENLK's non-controlling interest in (i) ENLC's 16% share of net income from EOGP, (ii) NGP's 49.9% share of net income from the Delaware Basin JV and (iii) Marathon Petroleum Corp.'s 50% share of net income from the Ascension JV.

4) Includes (i) estimated accretion expense associated with asset retirement obligations; (ii) estimated non-cash rent, which relates to lease incentives pro-rated over the lease term; and (iii) successful transaction costs, including transaction costs related to the GIP transaction.

5) Non-controlling interest share of adjusted EBITDA includes estimates for (i) ENLC's 16% share of adjusted EBITDA from EOGP, (ii) NGP's 49.9% share of adjusted EBITDA from the Delaware Basin JV, (iii) Marathon's 50% share of adjusted EBITDA from the Ascension JV and (iv) other minor non-controlling interests.

6) Amortization of the EOGP installment payable discount is considered non-cash interest under our credit facility since the payment under the payable is consideration for the acquisition of the EOGP assets.

EnLink Midstream does not provide a reconciliation of forward-looking Net Cash Provided by Operating Activities to Adjusted EBITDA because the companies are unable to predict with reasonable certainty changes in working capital, which may impact cash provided or used during the year. Working capital includes accounts receivable, accounts payable and other current assets and liabilities. These items are uncertain and depend on various factors outside the companies' control.

EnLink Midstream 3Q 2018 Operations Report 43

ENLC FORWARD LOOKING RECONCILIATION

ENLINK MIDSTREAM

FORECASTED ENLC NET INCOME TO ENLC CASH AVAILABLE FOR DISTRIBUTION[1]

($MM)	2018 Outlook Low		2018 Outlook Midpoint		2018 Outlook High	
Net income of ENLC (2)	$	285	$	314	$	343
Less: Net income attributable to ENLK (3)		(280)		(305)		(330)
Net income of ENLC excluding ENLK	**$**	**5**	**$**	**9**	**$**	**13**
ENLC's share of distributions from ENLK (4)		200		200		200
ENLC's interest in EOGP non-cash expenses		12		12		12
Non-controlling interest share of ENLK's net income (5)		(9)		(9)		(9)
ENLC deferred income tax expense (6)		23		24		25
Maintenance capital expenditures (7)		(1)		(1)		(1)
ENLC cash available for distribution	**$**	**230**	**$**	**235**	**$**	**240**

1) The revised forward-looking net income guidance for the year ended December 31, 2018 includes the actual results for the six months ended June 30, 2018 and the projected results for the second half of the year ended December 31, 2018. The forward-looking net income guidance from July 1, 2018 through December 31, 2018 excludes the potential impact of gains or losses on derivative activity, gains or losses on disposition of assets, impairment expense, gains or losses as a result of legal settlements, gains or losses on extinguishment of debt, and the financial effects of future acquisitions. The exclusion of these items is due to the uncertainty regarding the occurrence, timing and/or amount of these events.
2) Net income of ENLC includes estimated net income attributable to ENLC's non-controlling interest in ENLK.
3) Net income attributable to ENLK is net of the estimated non-controlling interest share attributable to the Delaware Basin JV, Ascension JV and EOGP.
4) Represents quarterly distributions estimated to be paid to ENLC by ENLK for 2018.
5) Represents estimated amounts for (i) NGP's 49.9% share of adjusted EBITDA from the Delaware Basin JV, (ii) Marathon Petroleum Corp.'s 50% share of adjusted EBITDA from the Ascension JV and (iii) other minor non-controlling interests.
6) Represents ENLC's estimated stand-alone deferred taxes for 2018.
7) Represents 2018 maintenance capital expenditures attributable to ENLC's share of EOGP.

EnLink Midstream 3Q 2018 Operations Report 44

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